Exhibit 99.1

ASX Announcement August 2, 2023

Advanced Health Intelligence to re-enter China with Exclusive License Deal with Changlin Network Technology Ltd

Highlights

●	AHI executes a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd.

●	Changlin is backed by founders with 50 years of global health insurance sector experience.

●	The license agreement includes an upfront payment of USD$10 million to AHI.

●	AHI will receive an annual license fee of USD$5m.

●	AHI will receive 25% revenue share of gross sales.

●	Changlin targeting Initial Public Offering in 2024 (IPO).

●	Changlin will issue an initial 50% holding to AHI. which is expected to reconstruct to 25% but not less than 20% of its common shares to AHI at the IPO.

Advanced Health Intelligence Ltd (ASX: AHI) (NASDAQ: AHI) (the “Company”) is pleased to inform shareholders that the Company has executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (Changlin).

Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The Peoples Republic of China. Today, we are pleased to inform shareholders of the conclusion and signing of the license between the groups.

Changlin Network Technology (Changlin) was initially founded in 2019 by Cecilia Qiao and Russell Bateman, collectively bringing over 50 years’ experience in the health insurance sector spanning the globe and particularly mainland China. Using the “China 2030 health initiative” as its cornerstone, Changlin was established as a specific vehicle to implement transformational technologies. Now, Changlin will direct its resources to commercialise and bring AHI’s innovative, scalable digital healthcare solutions to the People’s Republic of China at scale. This creates the foundation of rapid growth and reflects its mission to transform the country’s healthcare landscape through the power of advanced digital technology.

The China 2030 Health Initiative is an ambitious roadmap to fundamentally transform the nation’s healthcare landscape. The initiative underscores a commitment to promote healthier lifestyles, improve health services, and strengthen healthcare infrastructure across the country, aligning with China’s vision of improved public health and wellbeing by the year 2030.

Changlin identified AHI’s innovative technology in 2019 when attending a demonstration by AHI with China’s 3rd largest Insurance company, China Pacific Insurance Company, CPIC. Changlin’s strategy is to leverage AHI’s technology through the support and initiatives the Chinese Government is encouraging with a need to improve the population’s health and healthcare accessibility. The Chinese government has initiated a comprehensive policy to actively encourage and foster innovation in the healthcare sector, with an emphasis on inviting local Chinese companies to scout, partner with, and bring cutting-edge technologies from around the globe. This strategic move aligns with the government’s vision to advance healthcare services and improve patient care in China. It underscores China’s commitment to modernise its healthcare system and infrastructure, accelerate digital health transformation, and, in doing so, meet the evolving health needs of its population. China is paving the way for a healthier and technologically advanced future by inviting global health innovation.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

ASX Announcement August 2, 2023

The intention is to provide individuals with AHI’s Biometric Health Assessment via the Changlin platform or application, identifying commonly known chronic disease indicators to triage the individual into the appropriate care pathways.

The broad commercial terms of the License with Changlin Network Technology Ltd are.

1.	Changlin is to pay AHI USD$10 million within 90 days from the execution date of the agreements for the exclusive and perpetual right to AHI’s technology.

2.	This period may be extended by mutual agreement.

3.	Changlin will pay AHI an annual license fee of USD$5m in addition to any revenue share.

4.	AHI will receive a 25% revenue share of Changlin’s gross sales. This revenue share will be paid quarterly in arrears.

5.	The agreement contains standard termination clauses as is customary in such arrangements.

6.	Changlin will localise the intellectual property (IP) and, if necessary, develop its own IP related to the licensed technology.

7.	Changlin may only commercialise the technology within the People’s Republic of China.

8.	Should Changlin create IP that AHI wishes to offer outside of China, AHI retains the unrestricted right to do so in all other jurisdictions globally.

9.	Changlin has been granted a 120-day standstill period during which AHI will not offer, sell, or enter negotiations with other parties within China.

10.	AHI will initially hold shares in Changlin of 50%.

11.	Changlin is targeting an initial public offering in 2024 (IPO); in such an event, AHI will maintain up to 25%, but not less than 20%, of its common shareholding in Changlin at the IPO.

Russell Bateman, Co-Founder and CEO of Changlin, said:

“The collaboration between AHI and Changlin signifies a transformative leap into the future of healthcare in China - a future that seamlessly blends cutting-edge technology with unparalleled accessibility. As frontrunners in this healthcare revolution, we are committed to proving that impactful innovation can also be cost-effective.

Our strategy to embed health screening functionalities into everyday devices unlocks a powerful, proprietary solution that is exceptionally scalable for preventative healthcare, especially within populous regions like China. This convergence of accessibility, convenience, and state-of-the-art technology ensures Changlin’s approach stands apart, effectively pioneering the trajectory of future healthcare developments.

The commercial validity of this technology and strategy was robustly corroborated when we initiated the technology within the Tinjoy “Health Cube” application during the COVID-19 pandemic’s onset. In the early stages of marketing, we witnessed over 350,000 preregistrations for access upon commercial launch. We now plan to swiftly re-engage these parties to optimise our first commercial launch in early 2024.”

Chronic diseases have become a prominent public health concern in China, with increasing prevalence due to changing lifestyles and an aging population. Conditions such as diabetes, hypertension, and cardiovascular diseases significantly burden the healthcare system, primarily due to late-stage identification leading to episodic, event-driven care that can be both costly and less effective.

Changlin recognises that the need for early identification and intervention of these chronic conditions is crucial. It not only aids in mitigating the progression of the disease but also drastically reduces the health and economic burden. Changlin believes the adoption of the AHI technology will drive proactive health management strategies, using the predictive analytics capabilities of the AHI biometric health assessment and personalising care on an individualised basis. This innovation will help China shift from an event-driven healthcare paradigm to a preventive one. This shift will enable patients to receive timely care, resulting in better health outcomes and more efficient utilisation of healthcare resources.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

ASX Announcement August 2, 2023

Integrating AHI’s cutting-edge health screening capabilities within mobile phone technology brings accessibility, convenience, and population screening more adaptable than ever. This convenience is especially crucial when considering the sheer scale of China’s population. With 1.4 billion people, the ability to access health screening via something as ubiquitous as a mobile phone is not just beneficial but transformative. It allows the technology to be easily scaled, extending its reach to the country’s remotest corners. This universal accessibility positions AHI’s technology as a powerful tool in managing and preventing chronic disease, especially amongst the most vulnerable demographics.

AHI expects the initial commercial benefit to be the USD$10m license fee payment within 90 days. Further commercial benefit will only be realised once commercialisation commences, and AHI receives the outlined revenue share. Additional commercial benefits will be the annual USD$5m license fee. Importantly, the above financial impact on AHI can only be realised once the initial license fee is paid.

Why China needs to move and move now!

According to a 2016 report by the World Health Organizationi, noncommunicable diseases (NCDs) were responsible for 86.6% of all deaths and 77.1% of the disease burden in China. Moreover, the aging population is expected to increase the demand for chronic disease care.

In this context, digitising healthcare is not only an opportunity but a necessity for China. Digital technologies can play a vital role in improving the accessibility, quality and affordability of healthcare services, especially for population-wide screening and management of chronic diseases.

By implementing digital-first technologies like electronic health records, telemedicine, mobile health applications, AI-based predictive analytics and remote patient monitoring systems, China can scale up the capacity for early detection and timely management of chronic diseases, thus reducing the burden on healthcare facilities and improve health outcomes. Additionally, deliver healthcare services more efficiently and cost-effectively by reducing the need for physical infrastructure and human resources.

Improving the accuracy and speed of diagnosis and treatment, reducing errors and enhancing patient safety. Enable personalised care by leveraging data analytics and AI, thus improving the effectiveness of interventions. Empower individuals to manage their health better through access to health information and tools for self-management.

With the pressing need for the acceleration of healthcare digitisation in China, it is evident that technologies such as AHI’s, which adopt machine learning (ML) and artificial intelligence (AI) through the convenience of a smartphone, will play a pivotal role in propelling these initiatives forward. The transformation of the healthcare landscape through smartphone technology is not just a remarkable technological achievement but an essential strategy to manage the significant healthcare challenges presented by China’s massive and aging population.

Critical aspects of China’s digital healthcare initiatives are now well-advanced. Electronic Health Records (EHR) have been implemented to standardise health information and enable better care coordination.

China’s National Health Commission has issued guidelines to promote the use of telemedicine, with a focus on rural and underserved areas. Companies like Ping An Good Doctor have made significant progress in this sector. AI is being accepted as a critical element in its healthcare strategy. Several Chinese tech giants, such as Alibaba and Tencent, have introduced AI-powered disease prediction, diagnosis, and treatment systems.

The proliferation of health and wellness apps, such as fitness and diet tracking apps, online appointment booking platforms, and digital health education resources are seeing a surge in adoption and use which came about in China as it did in many countries due to COVID and the restrictions imposed throughout the country.

[i]	https://www.who.int/docs/default-source/ncds/9789241514620-eng.pdf?sfvrsn=48f7a45c_2

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

ASX Announcement August 2, 2023

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“As the head of strategy, China has always been an attractive market for AHI, but somewhat challenging to navigate and enter as a foreign company. This exclusive license with Changlin being a locally owned and run company removes many barriers both in deployment and concerns a foreign company would face when dealing with such personal information within its communities. With a population of over 1.4 billion people, China faces significant challenges in healthcare delivery and population health management. These challenges are amplified by the country’s rapid economic growth and urbanisation, coupled with an aging population and the associated increasing rates of chronic diseases.

AHI’s technology is perfectly poised for the identification of risk demonstrated in chronic diseases such as heart disease, stroke, cancer, diabetes, and chronic respiratory diseases, which account for a significant portion of the disease burden in China”.

About Changlin Network Technology Co LTD

Established in 2018, Changlin Network Technology Ltd was founded to deliver cost-effective, convenient healthcare and screening services to the Chinese population. The organisation was founded by industry experts Russell Bateman and Cecilia Qiao, bringing decades of global experience in the insurance and healthcare sectors, including regions such as China, UAE, Saudi Arabia, Australia, Hong Kong, and Europe.

With a deep understanding of international healthcare systems and the insurance industry, Bateman and Qiao have worked closely with governments and some of the world’s largest insurers and reinsurers, bringing together knowledge across industry requirements, governments’ needs and the ability to identify and execute required objective to create Changlin, a company specifically designed to address China’s healthcare needs.

Leveraging the knowledge, they gathered when working with the government-owned China Pacific Insurance Company (CPIC) with over 171m policyholders, Qiao and Bateman were at the epicentre of the Chinese Government’s 2030 Health Initiative. With this understanding, Changlin has developed a unique solution architecture by identifying and acquiring license agreements for ground-breaking technologies, aiming to bring digital health screening to China’s vast population of 1.4 billion people.

Changlin’s primary focus is on providing solutions that can transform and enhance healthcare in China, addressing the need for mass screening whilst reducing the existing cost concerns in the heavily burdened Chinese healthcare system. Changlin’s emphasis is addressing chronic diseases, recognising the necessity for early detection, prompt treatment, and long-term sustainable care.

By working closely with insurers, reinsurers, healthcare organisations, and the Chinese government, Changlin is committed to delivering solutions that will create a lasting positive economic impact across China, spearheading the transformation of the ongoing evolution of digital healthcare.

For more information, contact:

Scott Montgomery	Vlado Bosanac
Chief Executive Officer	Founder/Head of Strategy
Advanced Health Intelligence Ltd	Advanced Health Intelligence Ltd
E: admin@ahi.tech	E: admin@ahi.tech

*	The Board of Advanced Health Intelligence Ltd has approved this announcement.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4

ASX Announcement August 2, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world’s first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions that symbolize the future of digitized healthcare.

Our key offerings include:

●	Body dimension and composition assessments enabling the identification of obesity-related comorbidities such as diabetes.

●	Blood biomarker prediction, inclusive of HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification, capable of recognizing 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI’s vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	5